Exhibit 99.1

NEWS RELEASE

ORLA MINING FILES CERRO QUEMA OXIDE PROJECT PRE-FEASIBILITY STUDY TECHNICAL REPORT

VANCOUVER, BC – September 7, 2021 - Orla Mining Ltd. (TSX: OLA; NYSE: ORLA) (“Orla” or the "Company") is pleased to announce that the Company has filed a technical report, prepared in accordance with the disclosure standards under National Instrument 43-101 (“NI 43-101”) for its Cerro Quema Oxide Gold Project (the “Project”) located in the Azuero Peninsula, Los Santos Province, Panama. Orla previously announced the results for the Pre-Feasibility Study (see News Release dated July 28, 2021), which highlighted an estimated Project after-tax net present value (“NPV”) (5% discount rate) of US$176 million with an after-tax internal rate of return (“IRR”) of 38% at a gold price of US$1,600 per ounce. The detailed technical report is now available on SEDAR and EDGAR under the Company's profile at www.sedar.com and at www.sec.gov, respectively. The technical report is now also available on Orla’s website at www.orlamining.com.

The following tables presents the mineral reserve and mineral resource estimation for the Cerro Quema Oxide Project. Proven and probable mineral reserves amount to 21.7 million tonnes at 0.80 g/t gold and 2.18 g/t silver for 0.56 million contained gold ounces and 1.53 million contained silver ounces. The mineral reserve was estimated based on a gold price of US$1,250 per ounce and a silver price of US$17 per ounce while the mineral resource was estimated based on a gold price of US$2,000 per ounce and a silver price of US$26 per ounce. The July 28, 2021 news release contained a typographical error in the calculation of gold and silver ounces in the inferred mineral resource category which has been corrected in the material change report dated August 9, 2021 and below. Tonnes and grades were correctly stated and remain unchanged.

Mineral Reserves

Mineral Reserve Category	000's tonnes	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
La Pava Probable Mineral Reserve	15,700	0.79	2.27	400	1,148
Quema Probable Mineral Reserve	6,000	0.83	1.95	161	378
Total Probable Mineral Reserves	21,700	0.80	2.18	562	1,526

Notes:

1. The qualified person responsible for the Mineral Reserves is Jesse Aarsen, P.Eng of Moose Mountain Technical Services. Jesse Aarsen is independent of Orla.

2. Only Oxide and Mixed material is included in the Mineral Reserve; all Sulphide material is treated as waste.

3. The minimum cut-off grade used for ore/waste determination is NSR>= $6.34/tonne for Oxide and $9.18 for Mixed at the La Pava deposit and $6.50/tonne for Oxide and $8.35/tonne for Mixed at the Quema deposit.

4. Mineral Reserves have an effective date of April 22, 2021. All Mineral Reserves in this table are Proven and Probable Mineral Reserves. The Mineral Reserves are not in addition to the Mineral Resources but are a subset thereof. All Mineral Reserves stated above include mining dilution, but no mining loss.

5. Associated metallurgical gold recoveries have been estimated as 86% for Oxide at the Quema deposit and 88% for Oxide at the La Pava deposit. Gold recoveries vary according to grade for Mixed material at both the La Pava and Quema deposits.

6. Associated metallurgical silver recoveries have been estimated as 15% for Oxide and 10% for Mixed material at the Quema deposit and 30% for Oxide and 10% for Mixed material at the La Pava deposit.

7. Mineral Reserves are based on a US$1,250/oz gold price, US$17/oz silver price.

8. Mineral Reserves are converted from resources through the process of pit optimization, pit design, production scheduling, stockpiling, cut-off grade optimization and supported by a positive cash flow model.

9. Rounding as required by reporting guidelines may result in summation differences.

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NEWS RELEASE

Mineral Resources

Mineral Resource Type	000's tonnes	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide
Quema Indicated Mineral Resource	9,305	0.67	1.97	200	589
Pava Indicated Mineral Resource	21,488	0.65	2.03	451	1,402
Indicated Mineral Resource	30,793	0.66	2.01	651	1,992

Mixed
Quema Indicated Mineral Resource	8,367	0.72	2.08	195	560
Pava Indicated Mineral Resource	17,519	0.76	2.18	428	1,228
Indicated Mineral Resource	25,886	0.75	2.15	623	1,787

Total Indicated Mineral Resource	56,679	0.70	2.07	1,274	3,779

Oxide
Quema Inferred Mineral Resource	2,837	0.32	2.91	29	265
Pava Inferred Mineral Resource	776	0.25	1.24	6	31
Inferred Mineral Resource	3,613	0.31	2.55	36	296

Mixed
Quema Inferred Mineral Resource	1,928	0.39	3.74	24	232
Pava Inferred Mineral Resource	448	0.31	1.24	4	18
Inferred Mineral Resource	2,376	0.38	3.27	29	250

Total Inferred Mineral Resource	5,989	0.33	2.84	64	546

Notes:

1. Mineral Resources are reported using the 2014 CIM Definition Standards and were estimated using the 2019 CIM Best Practices Guidelines.

2. Mineral Resources are reported inclusive of Mineral Reserves.

3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4. The Mineral Resource has been confined by a “reasonable prospects of eventual economic extraction” pit using the following assumptions: US $2,000/oz. Au and US $26/oz Ag; 99.9% payable Au; 98.0% payable Ag; $1.40/oz Au and $1.20/oz Ag offsite costs (refining, transport and insurance); a 4% NSR royalty.

5. Metallurgical recoveries are for Pava: 88% Au in oxides, 55% Au in Sulfides, for Quema: 86% Au in oxides, 55% Au in sulfides, for all deposits: Au Rec=0.9867*2.7183^(-0.1*%total Sulfur)*100%-13%. Cu recovery in sulfides is 85% for all deposits, Ag recovery is 30% oxides, 10% mixed in Pava, Ag recovery is 15% in oxides and 10% in mixed in Quema.

6. Pit slope angles are 40º.

7. The specific gravity of the deposit has been determined by Alteration Zone and Core recovery and ranges between 2.07 and 2.62.

8. Numbers may not add due to rounding

9. Mineral Resources have an effective date of December 16, 2020.

Qualified Persons

The scientific and technical information in this news release has also been reviewed and approved by Carl Defilippi, RM SME; Sue Bird, M.Sc., P.E.; Jesse Aarsen, P.E.; Denys Parra, RM SME; Matt Gray, Ph.D., C.P.G (AIPG), Brent Johnson, RM SME, P.G.; Lee Joselyn, P.E.; and Wade Brunham, M.Sc. PWS, R.P.Bio, each of whom is an Independent Qualified Person under NI 43-101.

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NEWS RELEASE

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo Oxide Gold Project entitled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico” dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. The technical report for the 2021 Pre-Feasibility Study on the Cerro Quema Oxide Gold Project entitled “Project Pre-Feasibility NI 43-101 Technical Report on the Cerro Quema Gold Oxide Project, Province of Los Santos, Panama” dated July 27, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla’s website at www.orlamining.com.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Director, Investor Relations

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the results of the pre-feasibility study and the anticipated capital and operating costs, sustaining costs, net present value, internal rate of return, payback period, process capacity, average annual metal production, average process recoveries, concession renewal, permitting of the Project, anticipated mining and processing methods, proposed pre-feasibility study production schedule and metal production profile, anticipated construction period, anticipated mine life, expected recoveries and grades, anticipated production rates, infrastructure, social and environmental impact studies, availability of labour, tax rates and commodity prices that would support development of the Project. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the results of the pre-feasibility study are also forward-looking statements in that they reflect a prediction of the mineralization that would be encountered, and the results of mining, if a mineral deposit were developed and mined. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the price of gold and silver; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost assumptions, variations in quantity of mineralized material, grade or recovery rates, changes to geotechnical or hydrogeological considerations, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to interest or tax rates, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities, environmental risks, title risks, including concession renewal, commodity price and exchange rate fluctuations, risks relating to COVID-19, delays in or failure to receive access agreements or amended permits, risks inherent in the estimation of mineral reserves and mineral resources; and risks associated with executing the Company’s objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 29, 2021, available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

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NEWS RELEASE

Cautionary Note to U.S. Readers

The disclosure contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). Canadian NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the “SEC”) set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC which applied to U.S. filings prior to the current SEC Modernization Rules (as defined herein). Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules

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